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                               September 29, 2023

       Jeffrey Chau
       Chief Executive Officer
       JAAG Enterprises Ltd.
       1716 13 Avenue NW
       Calgary, AB T2N 1L1
       Canada

                                                        Re: JAAG Enterprises
Ltd.
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed September 20,
2023
                                                            File No. 333-267995

       Dear Jeffrey Chau:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2023, letter.

       Amendment No. 6 to Registration on Form S-1

       Index to Financial Statements, page 46

   1. Please revise the index to disclose that you are presenting balance sheets as of June 30,
                                                        2023 and 2022, along
with statements of operations, stockholders' (deficit)/equity and cash flows for the year
ended June 30, 2023 and for the period from November 4, 2021
                                                        (inception) through
June 30, 2022. Please also have your auditors revise the paragraph under the Opinion on
the Financial Statements in their auditor's report on page 47 to reflect that they
audited these same periods as of 2023 and 2022, and for the periods then ended, accordingly. In
this regard, the auditor's report should identify the exact date of, or period covered, by each
financial statement. Refer to PCAOB AS No. 3101, paragraph
 Jeffrey Chau
JAAG Enterprises Ltd.
September 29, 2023
Page 2
         .08(c).financial statement audited periods. Further, provide an updated accountant's consent at Exhibit 23.1 that clarifies the financial statement periods of audit, as the current disclosure only pertains to the year ended June 30, 2023.

       You may contact Jean Yu at 202-551-3305 or Beverly Singleton at 202-551-3328 if you
have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameJeffrey Chau                                  Sincerely,
Comapany NameJAAG Enterprises Ltd.
                                                                Division of
Corporation Finance
September 29, 2023 Page 2                                       Office of
Manufacturing
FirstName LastName